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110 00 Prague 1               www.whitecase.com
Czech Republic



April 18, 2006



Mr. Michael Coco
Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549



Re:   The Republic of Hungary
      Registration Statement under Schedule B
      Filed February 21, 2006
      Registration No. 333-131950



Dear Sir:

On behalf of our client, the Republic of Hungary (the "Republic"), we are transmitting herewith via the EDGAR system for filing with the Commission pursuant to the Securities Act of 1933, as amended, Amendment No. 1 to the Registration Statement under Schedule B (the "Registration Statement") of the Republic (Registration No. 333-131950) relating to the Republic's registration of $2,000,000,000 of debt securities.

The Registration Statement includes revisions made in response to the Staff's comment letter dated March 29, 2005. Set forth below are the Republic's responses to each of the comments, including the location of those responses in the Registration Statement. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

General

1. Please update your registration statement to reflect any material developments in Hungary's political or social environment related to the upcoming parliamentary elections.

We have complied with this comment by revising the disclosure on pages 6 and 8 of the Registration Statement to reflect the completion of the first round of the Republic's Parliamentary elections.

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April 18, 2006


2. Please revise the country disclosure to include demographic information including growth rate and age distribution.

We have complied with this comment by revising the disclosure on page 5 of the Registration Statement to include demographic information.

Economy, page 10

3. Revise this section to provide disclosure of government labor policies, if material

We have complied with this comment by revising the disclosure on page 17 of the Registration Statement to include disclosure of government labor policies.

We would very much appreciate receiving the Staff's comments, if any, with respect to Amendment No. 1 to the Registration Statement as promptly as practicable. If it would expedite the review of the materials filed herewith, please do not hesitate to call me (at 011-420-255-771-111) or Edward Keller (at 011-36-1-488-5200).

Many thanks for your assistance with this matter.





                                 Sincerely yours,



                                 /s/ Michal Dlouhy

                                 Michal Dlouhy





cc:   Mr. Janos Veres, Finance Minister, the Republic of Hungary

      Mr. Miklos Martin-Kovacs, Director, Office of the Hungarian
        Trade Commission


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